Dreyfus
A Bonds Plus, Inc.

SEMIANNUAL REPORT September 30, 2005



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus A Bonds Plus, Inc. covers the six-month period from April 1, 2005, through September 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's primary portfolio manager, Catherine Powers.

Although yields of longer-term bonds recently have begun to creep upward, they remained relatively low over the past six months even as short-term interest rates rose steadily. Moderate economic growth, low inflation expectations among U.S. investors and robust demand from overseas investors appear to have supported the bond market, offsetting concerns related to soaring energy prices and the Federal Reserve Board's gradual move toward a less accommodative monetary policy.

Recent events — including sharply higher gasoline and energy prices, and Hurricane Katrina — have added a degree of uncertainty to the economic outlook, which could buoy investor sentiment in the bond market. Conversely, high energy and commodity prices could lead to greater inflation concerns, which may discourage some fixed-income investors. As always, we encourage you to discuss these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
October 17, 2005



DISCUSSION OF FUND PERFORMANCE

Catherine Powers, Portfolio Manager

How did Dreyfus A Bonds Plus, Inc. perform relative to its benchmark?

For the six-month period ended September 30, 2005, the fund achieved a total return of 2.45% and produced aggregate income dividends of $0.284 per share.[1] In comparison, the fund's benchmark, the Lehman Brothers U.S. Aggregate Index (the "Index"), achieved a total return of 2.31% for the same period.[2]

Longer-term fixed-income securities retained much of their value over the reporting period amid low inflation expectations and robust investor demand. The fund produced a higher return than its benchmark, primarily due to strong contributions from corporate bonds, particularly high yield, Treasury Inflation Protected Securities ("TIPS") and hedged non-dollar securities.

What is the fund's investment approach?

The fund seeks to maximize total return, consisting of capital appreciation and current income. The fund invests at least 80% of its assets in bonds that, when purchased, are rated single-A or better, or if unrated, deemed to be of comparable quality by Dreyfus.

When selecting securities for the fund, we first examine U.S. and global economic conditions and other market factors in an effort to determine what we believe is the likely direction of long- and short-term interest rates. Using a research-driven investment process, we then attempt to identify potentially profitable sectors before they are widely perceived by the market. Finally, we look for underpriced or mispriced securities within those sectors that, in our opinion, appear likely to perform well over time.

What other factors affected the fund's performance?

The Federal Reserve Board (the "Fed") continued to raise short-term interest rates at each of four meetings of its Federal Open Market Committee over the reporting period. As a result, the overnight federal funds rate climbed from 2.75% at the start of the reporting period to 3.75%. As expected, rising interest rates eroded prices of short-term fixed-income securities. Contrary to previous tightening cycles, however, prices of most longer-term bonds rose, and the yield of the 10-year U.S. Treasury bond ended the reporting period close to where it began. The remarkable resilience of long-term Treasury yields has been attributed to the excess of global savings, as evidenced by sizeable foreign purchases. At the same time, longer-maturity bonds benefited from the Fed's inflation-fighting credibility, which has resulted in lower inflation expectations among investors.

Corporate bonds began the reporting period with yield differences relative to U.S. Treasuries well below historical norms, leaving little room for disappointment. Indeed, the corporate bond market sold off sharply in March and April when major U.S. automotive companies released disappointing financial results, and their unsecured debt was downgraded to below investment grade. However, by the end of the reporting period, the corporate bond market made up much of the ground it had lost, as investor demand for higher-yielding securities remained robust.

In this environment, the fund achieved strong returns from its holdings in "spread" sectors, including high yield corporate bonds and foreign securities denominated in currencies other than the U.S. dollar. These areas proved to be especially strong during the final three months of the reporting period. High yield bonds recovered quickly after absorbing the addition of General Motors and Ford Motor Company to its ranks. Non-dollar securities were boosted by weaker economic conditions in Europe, where the fund's holdings were concentrated. The fund also received positive contributions from its holdings of TIPS, which benefited from high inflation accruals as rising energy prices pushed headline CPI higher.

What is the fund's current strategy?

We have positioned the fund defensively for the next phase of the economic cycle. We expect the Fed to continue raising short-term interest rates to forestall potential inflationary pressures. It appears to us that U.S. Treasury yields do not fully reflect this expectation. Accordingly, we have continued to maintain a relatively cautious posture, including a modestly short average duration, as well as sector allocations and yield-curve positions that are close to those of the Index. In our view, these are prudent strategies until it becomes clearer to us that inflation remains subdued and the Fed is nearing the end of its credit-tightening campaign.

October 17, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect until December 31, 2005, at which time it may be extended, modified or terminated. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus A Bonds Plus, Inc. from April 1, 2005 to September 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended September 30, 2005

Expenses paid per $1,000†	$ 4.26
Ending value (after expenses)	$1,024.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended September 30, 2005

Expenses paid per $1,000†	$ 4.26
Ending value (after expenses)	$1,020.86

† *Expenses are equal to the fund's annualized expense ratio of .84%, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

September 30, 2005 (Unaudited)

Bonds and Notes—117.0%	Principal Amount[a]	Value ($)
Aerospace & Defense—.4%		
L-3 Communications:		
Sr. Sub. Notes, 6.375%, 2015	190,000 [b]	192,375
Sr. Sub. Notes, 7.625%, 2012	730,000	770,150
Raytheon,		
Notes, 5.5%, 2012	375,000	386,420
		1,348,945
Agricultural—.4%		
Altria,		
Notes, 7%, 2013	1,475,000	**1,616,995**
Airlines—.0%		
USAir,		
Enhanced Equipment Notes, Ser. C, 8.93%, 2009	904,468 [c,d]	**90**
Asset-Backed Ctfs./Automobile Receivables—2.6%		
Ford Credit Auto Owner Trust,		
Ser. 2005-B, Cl. B, 4.64%, 2010	1,140,000	1,134,963
WFS Financial Owner Trust:		
Ser. 2003-3, Cl. A4, 3.25%, 2011	8,225,000	8,104,128
Ser. 2005-2, Cl. B, 4.57%, 2012	575,000	572,838
		9,811,929
Asset-Backed Ctfs./Home Equity Loans—4.0%		
ACE Securities,		
Ser. 2005-HE1, Cl. A2A, 3.95%, 2035	597,532 [e]	597,977
Accredited Mortgage Loan Trust:		
Ser. 2005-1 Cl. A2A, 3.93%, 2035	670,186 [e]	670,780
Ser. 2005-2, Cl. A2A, 3.93%, 2035	1,166,392 [e]	1,166,876
Ser. 2005-3, Cl. A2A, 3.93%, 2035	1,409,977 [e]	1,410,827
Ameriquest Mortgage Securities,		
Ser. 2003-11, Cl. AF6, 5.14%, 2034	925,000	926,244
Bear Stearns Asset Backed Securities I:		
Ser. 2005-HE2, Cl. A1, 3.94%, 2035	507,108 [e]	507,519
Ser. 2005-HE3, Cl. A1, 3.91%, 2035	505,076 [e]	505,462
Ser. 2005-HE4, Cl. 1A1, 3.93%, 2035	859,340 [e]	859,955
Ser. 2005-TC1, Cl. A1, 3.94%, 2035	805,115 [e]	805,228
Fremont Home Loan Trust,		
Ser. 2005-1, Cl. 2A1, 3.93%, 2035	972,447 [e]	973,758
Home Equity Asset Trust,		
Ser. 2005-5, Cl. 2A1, 3.94%, 2035	1,858,700 [e]	1,859,821
Mastr Asset Backed Securities Trust,		
Ser. 2005-WMC1, Cl. A3, 3.93%, 2035	641,987 [e]	642,083

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Asset-Backed Ctfs./Home Equity Loans (continued)		
Merill Lynch Mortgage Investors, Notes, 3.94%, 2035	81,933 [e]	81,997
Morgan Stanley ABS Capital I, Ser. 2005-NC2, Cl. A3A, 3.91%, 2035	953,772 [e]	954,416
Morgan Stanley Home Equity Loans, Ser. 2005-2, Cl. A2A, 3.92%, 2035	786,446 [e]	785,895
Residential Asset Securities:		
Ser. 2005-EMX1, Cl. AI1, 3.93%, 2035	815,787 [e]	816,433
Ser. 2005-EMX3, Cl. AI1, 3.94%, 2035	1,250,000 [e]	1,250,000
		14,815,271
Asset-Backed Ctfs./Manufactured Housing—.6%		
Green Tree Financial, Ser. 1994-7, Cl. M1, 9.25%, 2020	856,107	906,632
Origen Manufactured Housing, Ser. 2005-A, Cl. A1, 4.06%, 2013	1,510,537	1,500,159
		2,406,791
Asset-Backed Ctfs./Other—5.1%		
Citigroup Mortgage Loan Trust, Ser. 2005-OPT3, Cl. A1A, 3.92%, 2035	1,319,718 [e]	1,319,890
Countrywide, Ser. 2005-2, Cl. 2A1, 3.92%, 2035	734,363 [e]	734,459
Credit-Based Asset Servicing and Securitization, Ser. 2005-CB4, Cl. AV1, 3.93%, 2035	803,414 [e]	803,905
First Franklin Mortgage Loan, Ser. 2005-FFH3, Cl. 2A1, 3.96%, 2035	1,408,001 [e]	1,408,890
Merrill Lynch Mortgage Investors, Ser. 2005-WMC1, Cl. A2A, 3.93%, 2035	99,086 [e]	99,167
Morgan Stanley ABS Capital I:		
Ser. 2005-WMC2, Cl. A2A, 3.91%, 2014	574,815 [e]	575,295
Ser. 2005-WMC6, Cl. A2A, 3.94%, 2035	920,099 [e]	920,678
Ownit Mortgage Loan, Ser. 2005-2, Cl. A2A, 3.94%, 2036	1,350,303 [e]	1,350,520
Residential Asset Mortgage Products:		
Ser. 2004-RS12, Cl. AII1, 3.96%, 2027	1,326,692 [e]	1,328,004
Ser. 2005-RS2, Cl. AII1, 3.94%, 2035	914,067 [e]	914,910
Ser. 2005-RS3, Cl. AIA1, 3.93%, 2035	1,532,887 [e]	1,534,050
Ser. 2005-RZ1, Cl. A1, 3.93%, 2034	887,364 [e]	888,074
Saxon Asset Securities Trust:		
Ser. 2004-2, Cl. AF2, 4.15%, 2035	5,183,000	5,146,735
Ser. 2005-3, Cl. A2A, 3.96%, 2035	1,225,000 [e]	1,225,000

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Asset-Backed Ctfs./Other (continued)		
Specialty Underwriting & Residential Finance, Ser. 2005-BC1, Cl. A1A, 3.94%, 2035	657,341	657,818
		18,907,395
Auto Manufacturing–.2%		
DaimlerChrysler:		
Notes, 4.875%, 2010	295,000	289,405
Notes, 8.5%, 2031	325,000	394,617
		684,022
Banking–5.0%		
Chevy Chase Bank, Sub. Notes, 6.875%, 2013	480,000	495,600
Chuo Mitsui Trust & Banking, Sub. Notes, 5.506%, 2049	1,005,000 [b]	969,108
HBOS Capital, Gtd. Notes, 6.071%, 2049	5,410,000 [b]	5,707,442
Northern Rock, Notes, 5.6%, 2008	975,000 [b]	986,664
Rabobank Capital Funding II, Bonds, 5.26%, 2049	2,525,000 [b,f]	2,536,254
Regions Financial, Sr. Notes, 3.893%, 2008	1,450,000 [e]	1,450,803
Resona Bank, Notes, 5.85%, 9/29/2049	835,000 [b]	825,733
Sumitomo Mitsui Banking, Notes, 5.625%, 2049	560,000 [b,e]	558,364
US Bank NA, Notes, Ser. BNT1, 3.77%, 2006	2,350,000 [e]	2,350,921
Union Planters, Notes, 4.375%, 2010	1,250,000	1,224,956
Wells Fargo & Co., Sub. Notes, 6.375%, 2011	540,000	579,114
Zions Bancorp, Sub. Notes, 6%, 2015	825,000	877,493
		18,562,452
Building Materials–.4%		
American Standard:		
Sr. Notes, 7.375%, 2008	500,000	526,037
Sr. Notes, 7.625%, 2010	805,000	884,005
		1,410,042

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Chemicals–1.2%		
ICI Wilmington,		
Notes, 5.625%, 2013	1,125,000	1,137,363
Lubrizol:		
Debs., 6.5%, 2034	1,100,000	1,157,163
Sr. Notes, 4.625%, 2009	815,000	801,901
RPM International:		
Bonds 6.25%, 2013	790,000	817,789
Sr. Notes, 4.45%, 2009	700,000	679,278
		4,593,494
Commercial & Professional Services–.9%		
Aramark Services,		
Notes, 5%, 2012	1,430,000	1,397,353
Erac USA Finance:		
Bonds, 5.6%, 2015	550,000 [b]	556,714
Notes, 7.95%, 2009	360,000 [b]	400,098
RR Donnelley & Sons,		
Notes, 4.95%, 2014	1,180,000	1,136,052
		3,490,217
Commercial Mortgage Pass-Through Ctfs.–1.3%		
Banc of America Commercial Mortgage,		
Ser. 2005-2, Cl. A2, 4.247%, 2043	1,500,000	1,486,282
Calwest Industrial Trust,		
Ser. 2002-CALW, Cl. A, 6.127%, 2017	1,750,000 [b]	1,864,307
Crown Castle Towers,		
Ser. 2005-1A, Cl. D, 5.612%, 2035	445,000 [b]	437,837
GMAC Commercial Mortgage Securities,		
Ser. 2000-C2, Cl. A1, 7.273%, 2033	225,471	229,269
Merrill Lynch Mortgage Trust,		
Ser. 2005-CIP1, Cl. A2, 4.96%, 2038	885,000	888,259
		4,905,954
Diversified Financial Services–6.2%		
Amvescap,		
Notes, 5.375%, 2013	1,000,000	1,005,000
Bear Stearns & Cos.,		
Notes, 4.5%, 2010	575,000	566,816
Boeing Capital,		
Notes, 7.375%, 2010	890,000	993,959

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Diversified Financial Services (continued)		
CIT,		
Sr. Notes, 4.75%, 2008	825,000	825,775
Countrywide Home Loans,		
Notes, Ser. L, 4%, 2011	505,000	480,322
Credit Suisse First Boston,		
Notes, 5.125%, 2015	850,000	848,576
Ford Motor Credit:		
Notes, 6.5%, 2007	800,000	801,178
Notes, 7.75%, 2007	375,000	379,664
Sr. Unsub. Notes, 7.2%, 2007	715,000	719,374
GMAC,		
Notes, 6.125%, 2007	500,000	497,217
Glencore Funding,		
Notes, 6%, 2014	1,250,000 [b]	1,186,075
Goldman Sachs,		
Notes, 5.7%, 2012	1,150,000	1,194,457
HSBC Finance,		
Bonds, 4.75%, 2010	635,000	633,206
International Lease Finance,		
Notes, 4.75%, 2012	1,550,000	1,523,337
JPMorgan Chase & Co.,		
Sub. Notes, 5.125%, 2014	1,460,000	1,458,917
Jefferies,		
Sr. Notes, 5.5%, 2016	1,200,000	1,180,292
John Deere Capital,		
Sr. Notes, Ser. D, 4.4%, 2009	570,000	564,020
Lehman Brothers Holdings E-Capital Trust I,		
Notes, 4.59%, 2065	170,000 [b,e]	170,564
MBNA,		
Notes, 6.125%, 2013	1,345,000	1,437,118
Mizuho JGB Investment,		
Sub. Notes, Ser. A, 9.87%, 2008	750,000 [b,e]	837,254
Morgan Stanley,		
Sub. Notes, 4.75%, 2014	1,919,000	1,854,567
Nuveen Investments,		
Sr. Notes, 5%, 2010	500,000	495,561

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Diversified Financial Services (continued)		
Pearson Dollar Finance,		
Notes, 4.7%, 2009	600,000 [b]	596,011
Residential Capital,		
Notes, 6.375%, 2010	1,900,000 [b]	1,926,797
SLM,		
Notes, 5.375%, 2013	1,000,000 [f]	1,027,786
		23,203,843
Electric Utilities−1.1%		
Consumers Energy,		
First Mortgage, 5%, 2012	1,160,000	1,155,621
Dominion Resources,		
Sr. Notes, Ser. A, 7.195%, 2014	1,050,000	1,182,031
FPL Energy National Wind,		
Notes, 5.608%, 2024	200,373 [b]	199,708
FirstEnergy,		
Notes, Ser. B, 6.45%, 2011	530,000	565,039
Nisource Finance,		
Sr. Notes, 5.25%, 2017	650,000	636,722
Sierra Pacific Power,		
Mortgage Notes, 6.25%, 2012	365,000	373,213
		4,112,334
Entertainment−.2%		
Mohegan Tribal Gaming Authority,		
Sr. Notes, 6.125%, 2013	620,000	**620,000**
Environmental Control−.8%		
Republic Services,		
Notes, 6.086%, 2035	1,225,000	1,248,824
Waste Management:		
Sr. Notes, 6.875%, 2009	470,000	500,468
Sr. Notes, 7%, 2028	1,000,000	1,129,251
		2,878,543
Food & Beverages−.6%		
Kroger,		
Sr. Notes, 8%, 2029	960,000	1,123,796
Safeway,		
Sr. Debs., 7.25%, 2031	650,000	689,504
Stater Brothers,		
Sr. Notes, 8.125%, 2012	360,000	357,301
		2,170,601

Bonds and Notes (continued)		Principal Amount [a]	Value ($)
Foreign/Governmental—4.6%			
Argentina Bonos,			
Bonds, 4.01%, 2012		510,000 [e]	411,315
Banco Nacional de Desenvolvimento			
Economico e Social,			
Notes, 5.82%, 2008		1,215,000 [e]	1,218,038
Deutsche Bundesrepublik:			
Bonds, Ser. 03, 4.5%, 2013	EUR	1,360,000	1,800,575
Bonds, Ser. 98, 4.125%, 2008	EUR	1,395,000	1,751,123
Export-Import Bank Of Korea,			
Sr. Notes, 4.5%, 2009		1,075,000	1,062,455
Mexican Bonos,			
Bonds, Ser. M, 9.12%, 2011	MXN	10,485,000	999,502
Republic of Peru,			
Bonds, 7.35%, 2025		325,000	346,125
Republic of South Africa,			
Notes, 9.125%, 2009		840,000	957,600
Swedish Government,			
Bonds, Ser. 1045, 5.25%, 2011	SEK	52,015,000	7,540,789
United Mexican States,			
Notes, 6.75%, 2034		900,000 [f]	960,751
			17,048,273
Gaming & Lodging—.5%			
Harrah's Operating,			
Sr. Notes, 8%, 2011		680,000	761,143
MGM Mirage,			
Sr. Notes, 6%, 2009		375,000	372,188
Station Casinos,			
Sr. Notes, 6%, 2012		785,000	787,943
			1,921,274
Health Care—.3%			
American Home Products,			
Notes, 6.7%, 2011		580,000	637,847
Coventry Health Care,			
Sr. Notes, 5.875%, 2012		280,000	285,600
Medco Health Solutions,			
Sr. Notes, 7.25%, 2013		275,000	303,534
			1,226,981

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Manufacturing–.6%		
Bombardier,		
Notes, 6.3%, 2014	1,440,000 [b]	1,281,600
Tyco International,		
Notes, 6%, 2013	740,000	782,987
		2,064,587
Media–1.3%		
AOL Time Warner,		
Notes, 6.75%, 2011	900,000	967,643
British Sky Broadcasting,		
Notes, 6.875%, 2009	900,000	954,765
Comcast,		
Notes, 5.5%, 2011	990,000	1,010,048
News America,		
Debs., 7.7%, 2025	775,000	908,740
Univision Communications,		
Notes, 7.85%, 2011	965,000	1,072,982
		4,914,178
Metals & Mining–.8%		
Falconbridge:		
Bonds, 5.375%, 2015	100,000	97,438
Notes, 6%, 2015	375,000	382,835
International Steel,		
Sr. Notes, 6.5%, 2014	855,000	850,725
Ispat Inland ULC		
Secured Notes, 9.75%, 2014	275,000	320,375
Southern Peru Copper,		
Notes, 7.5%, 2035	440,000 [b]	442,073
Teck Cominco,		
Notes, 7%, 2012	875,000	957,633
		3,051,079
Oil & Gas–1.5%		
Amerada Hess:		
Notes, 6.65%, 2011	430,000	465,174
Notes, 7.3%, 2031	730,000 [f]	854,336
Enterprise Products Operating,		
Sr. Notes, Ser. B, 6.65%, 2034	1,400,000	1,441,168
Halliburton,		
Notes, 5.5%, 2010%	565,000	584,087
Oneok,		
Sr. Notes, 5.2%, 2015	400,000	396,876

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Oil & Gas (continued)		
PC Financial Partnership,		
Notes, 5%, 2014	815,000	808,900
XTO Energy,		
Sr.Notes, 7.5%, 2012	870,000	981,259
		5,531,800
Packaging & Containers−.2%		
Sealed Air,		
Notes, 5.625%, 2013	590,000 [b]	**592,543**
Paper & Forest Products−1.1%		
Celulosa Arauco y Constitucion:		
Notes, 5.125%, 2013	660,000	639,296
Notes, 5.625%, 2015	290,000 [b]	288,239
Georgia-Pacific:		
Sr. Notes, 8%, 2014	780,000	863,850
Sr. Notes, 8.875%, 2010	585,000	655,200
Sappi Papier,		
Notes, 6.75%, 2012	585,000 [b]	595,839
Westvaco,		
Debs., 7.95%, 2031	465,000	554,437
Weyerhaeuser,		
Debs., 7.375%, 2032	435,000 [f]	493,608
		4,090,469
Property-Casualty Insurance−1.3%		
ACE Capital Trust II,		
Capital Securities, 9.7%, 2030	400,000	528,913
AON Capital A,		
Notes, 8.205%, 2027	525,000	603,661
Assurant,		
Sr. Notes, 6.75%, 2034	725,000	782,453
Metlife,		
Sr. Notes, 5.5%, 2014	2,195,000	2,259,105
Nippon Life Insurance,		
Notes, 4.875%, 2010	850,000 [b]	842,939
		5,017,071
Real Estate Investment Trusts−2.4%		
Archstone-Smith Operating Trust,		
Notes, 5.25%, 2015	900,000	897,300
Arden Realty,		
Notes, 5.25%, 2015	675,000	663,069

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Real Estate Investment Trusts (continued)		
Boston Properties,		
Sr. Notes, 5%, 2015	810,000	791,459
Duke Realty,		
Sr. Notes, 5.875%, 2012	2,210,000	2,274,145
EOP Operating,		
Sr. Notes, 7%, 2011	1,090,000	1,190,805
ERP Operating:		
Notes, 5.125%, 2016	615,000	607,012
Notes, 5.25%, 2014	150,000	151,242
Healthcare Realty Trust,		
Sr. Notes, 5.125%, 2014	875,000	843,779
Mack-Cali Realty,		
Notes, 5.05%, 2010	400,000	398,537
Regency Centers,		
Bonds, 5.25%, 2015	220,000 [b]	218,477
Simon Property,		
Notes, 4.875%, 2010	1,000,000	996,599
		9,032,424
Residential Mortgage Pass-Through Ctfs.−4.6%		
Citigroup Mortgage Loan Trust,		
Ser. 2005-WF2, Cl. AF2, 4.922%, 2035	1,800,000	1,798,632
Ser. 2005-WF2, Cl. AF7, 5.249%, 2035	1,650,000	1,648,004
Countrywide Alternative Loan Trust II,		
Ser. 2005-J4, Cl. 2A1B, 3.95%, 2035	1,041,673 [e]	1,040,987
Countrywide Home Loans,		
Ser. 2003-7, Cl. B3, 5.75%, 2033	600,508 [b]	554,963
First Horizon Alternative Mortgage Securities I,		
Ser. 2004-FA1, Cl. A1, 6.25%, 2034	6,386,717	6,499,383
Nomura Asset Acceptance:		
Ser. 2005-AP2, Cl. A5, 4.976%, 2035	775,000	758,488
Ser. 2005-WF1, Cl. 2A5, 5.159%, 2035	779,000	768,725
Residential Funding Mortgage Securities I,		
Ser. 2004-S3, Cl. M1, 4.75%, 2019	1,273,736	1,234,296
Structured Adjustable Rate Mortgage Loan Trust,		
Ser. 2005-8XS, Cl. A1, 3.93%, 2035	1,648,221 [e]	1,648,221

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Residential Mortgage Pass-Through Ctfs. (continued)		
Washington Mutual, Ser. 2005-AR4, Cl. A4B, 4.68%, 2035	1,025,000 [e]	1,014,110
		16,965,809
Retail—.4%		
Darden Restaurants, Notes, 6%, 2035	575,000	544,844
May Department Stores, Notes, 6.65%, 2024	985,000	1,028,624
		1,573,468
Structured Index—1.4%		
AB Svensk Exportkredit, GSNE-ER Indexed Notes, 0%, 2007	5,380,000 [b,g]	**5,049,130**
Technology—.1%		
Freescale Semiconductor, Sr. Notes, 6.875%, 2011	305,000	**321,775**
Telecommunications—2.1%		
AT&T Wireless Services, Sr. Notes, 8.75%, 2031	440,000	595,704
Deutsche Telekom International Finance, Notes, 8.75%, 2030	1,130,000 [e]	1,463,258
France Telecom, Notes, 8.5%, 2031	350,000 [e]	470,490
Nextel Communications, Sr. Notes, 5.95%, 2014	500,000	512,514
SBC Communications, Notes, 5.625%, 2016	580,000	594,093
Sprint Capital, Notes, 8.75%, 2032	1,485,000	1,997,362
Telecom Italia Capital, Notes, 4.875%, 2010	775,000	768,440
Verizon Global Funding: Bonds, 5.85%, 2035	300,000	296,065
Notes, 7.75%, 2032	960,000	1,175,556
		7,873,482

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Transportation−.1%		
Ryder System,		
Bonds, 5%, 2012	575,000	**561,995**
U.S. Government−29.7%		
U.S. Treasury Bonds:		
5.25%, 11/15/2028	6,765,000	7,371,212
6.25%, 5/15/2031	5,540,000	6,880,625
U.S. Treasury Inflation Protected Securities:		
.875%, 4/15/2010	7,786,089 [h]	7,594,508
3%, 7/15/2012	7,008,570 [h]	7,639,710
3.375%, 1/15/2007	7,300,070 [h]	7,555,255
U.S. Treasury Notes:		
1.625%, 10/31/2005	41,000,000	40,958,180
1.875%, 12/31/2005	100,000 [i]	99,597
3.5%, 2/15/2010	1,860,000	1,807,325
3.625%, 4/30/2007	22,735,000	22,550,164
4.25%, 8/15/2013	50,000	49,844
4.75%, 5/15/2014	8,065,000	8,311,305
		110,817,725
U.S. Government Agencies/Mortgage-Backed−33.0%		
Federal Home Loan Mortgage Corp.		
(Interest Only Obligation):		
Ser. 2586, Cl. WE, 4%, 12/15/2032	3,688,606 [j]	3,552,111
Ser. 2750, Cl. IK, 5%, 5/15/2026	4,617,400 [j]	854,830
REMIC, Gtd. Multiclass Mortgage Participation Ctfs.:		
Ser., 51, Cl. E, 10%, 7/15/2020	503,696	503,298
Federal National Mortgage Association:		
4%, 5/1/2010	2,034,816	1,996,663
4.5%	19,750,000 [k]	19,342,558
5%	35,750,000 [k]	35,315,337
5.5%	17,050,000 [k]	17,215,919
5.5%, 9/1/2034	846,666	846,993
6%	5,800,000 [k]	5,964,894
6%, 1/1/2019-3/1/2026	2,338,850	2,394,374
8%, 12/1/2025	59,014	63,311

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
U.S. Government Agencies/Mortgage-Backed (continued)		
Federal National Mortgage Association (continued):		
REMIC Trust, Gtd. Pass-Through Ctfs.,		
Ser. 1988-16, Cl. B, 9.5%, 6/25/2018	267,841	290,184
Ser. 2004-58, Ser. L, 5%, 7/25/2034	2,573,484	2,592,863
Government National Mortgage Association I:		
5.5%, 4/15/2033	6,716,168	6,785,412
6%, 3/15/2029-10/15/2033	8,702,984	8,918,931
7%, 6/15/2008	6,022	6,177
Project Loan:		
6%, 10/15/2005	12,672,165	12,627,887
9.5%, 11/15/2017	627,828	684,527
Ser. 2005-29, Cl. A, 4.016%, 7/16/2027	926,002	905,491
Ser. 2005-32, Cl. B, 4.385%, 8/16/2030	1,175,000	1,158,515
U.S. Government Gtd. Development Participation Ctfs.,		
(Gtd. By U.S. Small Business Administration),		
Ser. 1997-20J, Cl. 1, 6.55%, 10/1/2017	712,169	742,540
		122,762,815
Total Bonds and Notes		
(cost $441,045,511)		**435,955,796**

Options−.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options−.0%		
U.S. Treasury Notes, 4.25%, 8/15/2015		
November 2005 @ 100.09375	3,850,000	**18,348**
Put Options−.0%		
U.S. Treasury Notes, 4.125%, 5/15/2015		
November 2005 @ 97.84375	3,755,000	**22,295**
Total Options		
(cost $84,323)		**40,643**

Investment of Cash Collateral for Securities Loaned—1.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $4,862,250)	4,862,250 [l]	**4,862,250**
Total Investments (cost $445,992,084)	**118.3%**	**440,858,689**
Liabilities, Less Cash and Receivables	**(18.3%)**	**(68,348,079)**
Net Assets	**100.0%**	**372,510,610**

[a] *Principal amount stated in U.S Dollars unless otherwise noted.*
  EUR—Euro
  MXN—Mexican Pesos
  SEK—Swedish Krona
[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2005, these securities amounted to $29,817,108 or 8.0% of net assets.*
[c] *Non-income producing—security in default.*
[d] *The value of this security has been determined in good faith under the direction of the Board of Directors.*
[e] *Variable rate security—interest rate subject to periodic change.*
[f] *All or a portion of these securities are on loan. At September 30, 2005, the total market value of the fund's securities on loan is $4,702,201 and the total market value of the collateral held by the fund is $4,862,250.*
[g] *Security linked to Goldman Sachs Non-Energy—Excess Return Index.*
[h] *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*
[i] *Held by a broker as collateral for open financial futures positions.*
[j] *Notional face amount shown.*
[k] *Purchased on a forward commitment basis.*
[l] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
U.S. Government & Agencies	62.7	Money Market Investments	1.3
Corporate Bonds	30.1	Futures/Options/Forward Currency	
Asset/Mortgage Backed	18.2	Exchange Contracts/Swaps	.0
Foreign/Governmental	4.6		
Structured Index	1.4		**118.3**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

September 30, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 9/30/2005 ($)
Financial Futures Long				
U.S. Treasury 2 Year Notes	25	5,147,266	December 2005	(7,812)
U.S. Treasury 5 Year Notes	76	8,121,313	December 2005	(41,562)
U.S. Treasury 10 Year Notes	12	1,319,063	December 2005	(12,469)
U.S. Treasury 30 Year Bonds	13	1,487,281	December 2005	(39,813)
				(101,656)

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

September 30, 2005 (Unaudited)

	Face Amount Covered by Contracts ($)	Value ($)
Call Options:		
U.S. Treasury Notes, 4.25%, 8/15/2015 December 2005 @ 102.796875	7,415,000	8,305
U.S. Treasury Notes, 4.25%, 8/15/2015 November 2005 @ 101.546875	7,700,000	11,430
Put Options:		
U.S. Treasury Notes, 4.25%, 8/15/2015 December 2005 @ 98.046875	7,415,000	44,416
U.S. Treasury Notes, 4.125%, 5/15/2015 November 2005 @ 96.328125 (Premiums received $142,253)	7,510,000	11,734 **75,885**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments		
(incuding securities on loan, valued at $4,702,201)–Note 1(c):		
Unaffiliated issuers	441,129,834	435,996,439
Affiliated issuers	4,862,250	4,862,250
Cash		3,725,611
Cash denominated in foreign currencies	57	60
Receivable for investment securities sold		15,336,875
Dividends and interest receivable		3,843,784
Unrealized appreciation on foward currency exchange contracts–Note 4		345,948
Unrealized appreciation on swap contracts–Note 4		198,139
Receivable for shares of Common Stock subscribed		80,707
Receivable from broker from swap transactions–Note 4		44,575
		464,434,388
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		238,558
Payable for investment securities purchased		85,432,770
Liability for securities on loan–Note 1(c)		4,862,250
Payable for shares of Common Stock redeemed		932,670
Unrealized depreciation on swaps–Note 4		206,180
Outstanding options written, at value (premiums		
received $142,253)–See Statement of Options Written		75,885
Payable for futures variation margin–Note 4		33,281
Unrealized depreciation on foward currency exchange contracts–Note 4		3,459
Accrued expenses		138,725
		91,923,778
Net Assets ($)		**372,510,610**
Composition of Net Assets ($):		
Paid-in capital		406,323,317
Accumulated undistributed investment income–net		3,590,105
Accumulated net realized gain (loss) on investments		(32,595,864)
Accumulated net unrealized appreciation (depreciation)		
on investments, foreign currency transactions, options		
transactions and swap transactions [including ($101,656) net		
unrealized (depreciation) on financial futures]		(4,806,948)
Net Assets ($)		**372,510,610**
Shares Outstanding		
(100 million shares of $.001 par value Common Stock authorized)		27,133,641
Net Asset Value, offering and redemption price per share ($)		**13.73**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended September 30, 2005 (Unaudited)

Investment Income ($):	
Interest	8,159,283
Cash dividends;	
Affiliated issuers	34,942
Income from securities lending	8,872
Total Income	**8,203,097**
Expenses:	
Management fee–Note 3(a)	1,253,989
Shareholder servicing costs–Note 3(b)	428,691
Custodian fees–Note 3(b)	44,627
Professional fees	35,845
Prospectus and shareholders' reports	16,921
Directors' fees and expenses–Note 3(c)	12,563
Registration fees	10,704
Miscellaneous	13,731
Total Expenses	**1,817,071**
Less–reduction in management fee due to undertaking–Note 3(a)	(192,921)
Net Expenses	**1,624,150**
Investment Income–Net	**6,578,947**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	995,608
Net realized gain (loss) on financial futures	249,309
Net realized gain (loss) on forward currency exchange contracts	1,014,265
Net realized gain (loss) on options transactions	40,741
Net realized gain (loss) on swap transactions	28,839
Net Realized Gain (Loss)	**2,328,762**

Net unrealized appreciation (depreciation) on investments,
  foreign currency transactions, options transactions
  and swap transactions [including ($100,163) net
  unrealized (depreciation) on financial futures]
	631,143

Net Realized and Unrealized Gain (Loss) on Investments	**2,959,905**
Net Increase in Net Assets Resulting from Operations	**9,538,852**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31, 2005
Operations ($):		
Investment income–net	6,578,947	14,952,751
Net realized gain (loss) on investments	2,328,762	(62,324)
Net unrealized appreciation (depreciation) on investments	631,143	(12,826,722)
Net Increase (Decrease) in Net Assets Resulting from Operations	**9,538,852**	**2,063,705**
Dividends to Shareholders from ($):		
Investment income–net	**(7,934,340)**	**(18,807,125)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	15,140,946	26,038,282
Dividends reinvested	7,008,796	16,659,064
Cost of shares redeemed	(37,308,054)	(149,243,080)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(15,158,312)**	**(106,545,734)**
Total Increase (Decrease) in Net Assets	**(13,553,800)**	**(123,289,154)**
Net Assets ($):		
Beginning of Period	386,064,410	509,353,564
End of Period	**372,510,610**	**386,064,410**
Undistributed investment income–net	3,590,105	4,945,498
Capital Share Transactions (Shares):		
Shares sold	1,097,464	1,897,239
Shares issued for dividends reinvested	507,928	1,216,358
Shares redeemed	(2,704,760)	(10,905,422)
Net Increase (Decrease) in Shares Outstanding	**(1,099,368)**	**(7,791,825)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31,				
		2005	2004[a]	2003	2002[b]	2001
Per Share Data ($):						
Net asset value, beginning of period	13.67	14.14	14.12	13.47	14.10	13.65
Investment Operations:						
Investment income−net	.24[c]	.47[c]	.44[c]	.63[c]	.81[c]	.84
Net realized and unrealized gain (loss) on investments	.10	(.35)	.11	.71	(.56)	.47
Total from Investment Operations	.34	.12	.55	1.34	.25	1.31
Distributions:						
Dividends from investment income−net	(.28)	(.59)	(.53)	(.69)	(.88)	(.86)
Net asset value, end of period	13.73	13.67	14.14	14.12	13.47	14.10
Total Return (%)	2.45[d]	.89	4.01	10.30	1.68	9.94
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.94[e]	.93	.93	.93	.93	.91
Ratio of net expenses to average net assets	.84[e]	.91	.93	.93	.93	.91
Ratio of net investment income to average net assets	3.41[e]	3.42	3.09	4.56	5.87	6.29
Portfolio Turnover Rate	196.61[d,f]	648.92[f]	803.93[f]	636.05	533.95	718.67
Net Assets, end of period ($ x 1,000)	372,511	386,064	509,354	606,960	573,241	578,293

[a] As of April 1, 2003, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to April 1, 2003, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended March 31, 2004, was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 3.04% to 3.09%. Per share data and ratios/supplemental data for periods prior to April 1, 2003 have not been restated to reflect this change in presentation.

[b] As required, effective April 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended March 31, 2002 was to decrease net investment income per share by $.04, increase net realized and unrealized gain (loss) on investments per share by $.04 and decrease the ratio of net investment income to average net assets from 6.15% to 5.87%. Per share data and ratios/supplemental data for periods prior to April 1, 2001 have not been restated to reflect these changes in presentation.

[c] Based on average shares outstanding at each month end.

[d] Not annualized.

[e] Annualized.

[f] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended September 30, 2005, March 31, 2005 and March 31, 2004 were 104.15%, 585.91% and 655.66%, respectively.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus A Bonds Plus, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts) are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Swap transactions are valued daily based upon future cash flows and other factors, such as interest rates and underlying securities. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain, can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On September 30, 2005, the Board of Directors declared a cash dividend of $.042 per share from undistributed investment income-net, payable on October 3, 2005 (ex-dividend date), to shareholders of record as of the close of business on September 30, 2005.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $34,586,759 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to March 31, 2005. If not applied, $13,098,116 of the carryover expires in fiscal 2008, $10,726,778 expires in fiscal 2010, $2,321,537 expires in fiscal 2011 and $8,440,328 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended March 31, 2005 was as follows: ordinary income $18,807,125. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $20 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended September 30, 2005, the fund did not borrow under either line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .65% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, interest on borrowings, brokerage commissions and extraordinary expenses, exceed 1½% of the value of the fund's average daily net assets, the fund may deduct from the payments to be made to the Manager, or the Manager will bear, the amount of such excess expense. The Manager has undertaken from April 1, 2005 through December 31, 2005 to waive receipt of .10% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $192,921 during the period ended September 30, 2005.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended September 30, 2005, the fund was charged $149,442 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2005, the fund was charged $78,175 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended September 30, 2005, the fund was charged $44,627 pursuant to the custody agreement.

During the period ended September 30, 2005, the fund was charged $1,847 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $201,197, shareholder services plan fees $22,134, custodian fees $15,677, chief compliance officer fees $929 and transfer agency per account fees $30,000, which are offset against an expense reimbursement currently in effect in the amount of $31,379.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, options transactions, forward currency exchange contracts and swap transactions during the period ended September 30, 2005, amounted to $892,248,637 and $855,804,661, of which $401,824,063 in purchases and $402,473,878 in sales were from dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at September 30, 2005, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following summarizes the fund's call/put options written for the period ended September 30, 2005:

| | Face Amount | | Options Terminated | |
| | Covered by | Premiums | | Net Realized |
Options Written:	Contracts ($)	Received ($)	Cost ($)	Gain (Loss) ($)
Contracts outstanding				
March 31, 2005	16,380,000	100,364		
Contracts written	72,190,000	294,048		
Contracts terminated:				
Contracts closed	26,800,000	58,197	115,271	(57,074)
Contracts expired	31,730,000	193,962	–	193,962
Contracts outstanding				
September 30, 2005	**30,040,000**	**142,253**		

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at September 30, 2005:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Sales:				
Euro, expiring 10/3/2005	3,459,099	4,156,107	4,159,566	(3,459)
Euro, expiring 12/21/2005	2,820,000	3,480,585	3,404,868	75,717
Swedish Krona, expiring 12/21/2005	60,020,000	8,055,835	7,785,604	270,231
Total				**342,489**

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) of swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credits protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. The following summarizes credit default swaps entered into by the fund at September 30, 2005:

Notional Amount ($)	Description	Unrealized Appreciation (Depreciation) ($)
301,000	Agreement with Bear Stearns terminating June 20, 2010 to receive a fixed rate of 1.2% and pay the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Altria, 7%, 11/4/2013	4,435
213,000	Agreement with Morgan Stanley terminating September 20, 2015 to pay a fixed rate of 1.15% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on CenturyTel, 7.875%, 8/15/2012	42
737,000	Agreement with Citibank terminating September 20, 2015 to pay a fixed rate of 1.16% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on CenturyTel, 7.875%, 8/15/2012	(411)
1,570,000	Agreement with Citibank terminating September 20, 2015 to pay a fixed rate of 1.19% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on CenturyTel, 7.875%, 8/15/2012	(4,433)
1,860,000	Agreement with JP Morgan terminating September 20, 2010 to pay a fixed rate of 1.07% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Cooper Tire & Rubber, 7.75%, 12/15/2009	55,113
1,340,000	Agreement with Morgan Stanley terminating June 20, 2010 to pay a fixed rate of .685% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Dow Jones CDX.NA.IG.4	(22,737)

Notional Amount ($)	Description	Unrealized Appreciation (Depreciation) ($)
1,350,000	Agreement with Citigroup terminating June 20, 2010 to pay a fixed rate of .685% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Dow Jones CDX.NA.IG.4	(24,048)
1,950,000	Agreement with UBS terminating June 20, 2010 to receive a fixed rate of .78% and pay the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on MBIA, 6.625%, 10/1/2028	23,932
2,060,000	Agreement with Citigroup terminating March 20, 2015 to receive a fixed rate of .53% and pay the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Washington Mutual, 4%, 1/15/2009	(8,054)
Total		**23,839**

Total return swaps involve commitments to pay interest in exchange for a market-linked return based on a notional amount. To the extent the total return of the security or index underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the fund will receive a payment from or make a payment to the counterparty, respectively. The following summarizes total return swaps entered into by the fund at September 30, 2005:

Notional Amount ($)	Description	Unrealized (Depreciation) ($)
19,328,000	Interest Rate Swap Agreement with Merrill Lynch terminating May 15, 2008 to pay 3 month LIBOR and receive a fixed rate of 4.1725%	(146,497)
19,328,000	Interest Rate Swap Agreement with Merrill Lynch terminating May 13, 2015 to pay 3 month LIBOR and receive a fixed rate of 4.6425%	114,617
Total		**(31,880)**

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At September 30, 2005, accumulated net unrealized depreciation on investments was $5,133,395, consisting of $787,574 gross unrealized appreciation and $5,920,969 gross unrealized depreciation.

At September 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At separate meetings of the Board of Directors held on June 8-9, 2005, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratios and placed significant emphasis on comparisons to a group of comparable funds and Lipper

category averages, as applicable. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the fund. The Board members discussed the results of the comparisons for various periods ended April 30, 2005, and noted the fund's generally competitive income yield rankings and improved total return rankings with respect to the comparison group for the 1-year period and more recent 1-month and 3-month periods, where the fund was ranked in the top half of the comparison group and Lipper categories for such periods. It was noted that the fund's total return performance for the 3-year, 5-year and 10-year periods was below the comparison group and Lipper category averages. The Board members noted that a new portfolio management team was appointed in January 2005. The Board members also discussed the fund's management fee and expense ratio, and reviewed the range of management fees and expense ratios for the funds in the comparison group. The fund's management fee ranked in the bottom half (i.e., higher than most others) of the comparison group funds. The Board noted that the fund's total expense ratio (before fee waivers and/or expense reimbursements) was slightly higher than the fund's comparison group but lower than the Lipper category averages. After discussions with the Board, the Manager undertook to continue to waive receipt of a portion of its management fee in the amount of .10% until December 31, 2005.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund, of which there was one (the "Similar Fund"), and noted that there were no other accounts managed or sub-advised by the Manager with similar investment objectives, policies and strategies as the fund. The Similar Fund was a mutual fund included in the "corporate debt A rated variable insurance products" funds category by Lipper; it was noted that the Similar Fund had the same management fee as the contractual fee borne by the fund. The Board members considered the relevance of the fee information provided for the Similar Fund managed by the Manager to evaluate the appropriateness and reasonableness of the fund's advisory fees.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, including the decline in fund assets, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale are predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided. The Board also noted the undertaking to waive a portion of the fund's management fee and its effect on the profitability of the Manager.

At the conclusion of these discussions, each of the Directors expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- The Board generally was satisfied with the fund's overall income yield performance and the recent improvement in the fund's total return performance, as well as with the change in the fund's portfolio management team which occurred in January 2005.
- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of comparative performance and expense and advisory fee information, including the Manager's current undertaking to waive a portion of its management fee, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

For More Information

Dreyfus
A Bonds Plus, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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